UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

(Mark One)
[ ]	Form 10-K
[ ]	Form 20-F
[ ]	Form 11-K
[X]	Form 10-Q
[ ]	Form N-SAR

For the Period Ended Sept. 30, 2002

OR

[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q
[ ]	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

NRG Northeast Generating LLC

Full Name of Registrant

N/A

Former Name if Applicable

901 Marquett Avenue, Suite 2300

Address of Principal Executive Office (Street and Number)

Minneapolis, MN 55402

City, State and Zip Code

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PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12-b-25(b), the following should be completed. (Check box if appropriate)

[X]

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     Management of NRG Northeast Generating LLC (“NRG Northeast”) continues to work on the accounting for NRG Northeast’s asset impairments and their effects on the third quarter results of NRG Northeast in the Form 10-Q report to be filed for this registrant. Given the complexity of the impairment calculations under FASB Statement No. 144, the material effects of the impairments on quarterly results, and significant subsequent events which may impact the accounting, we will not be able to timely file our Form 10-Q report for the third quarter of 2002, as due on November 14, 2002, without incurring an unreasonable amount of effort and expense. We expect to be able to file the Form 10-Q within five calendar days, on or before November 19, 2002.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

C. Adam Carte	612	273-5359

(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

YES

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

NO

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If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

NRG Northeast Generating LLC

(Name of registrant as specified in its charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 15, 2002	By	/s/ C. Adam Carte

Treasurer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is singed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

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